SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
CENTURY PROPERTIES FUND XIV

(Name of Subject Company)
CENTURY PROPERTIES FUND XIV

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
     ☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2006, LLC, MPF Dewaay Premier Fund 3, LLC MPF Special Fund 8, LLC and MacKenzie Patterson Fuller, LP, (collectively, the “Offerors”), to purchase up to 20,000 units of limited partnership interest (“Units”) of Century Properties Fund XIV, at a price of $22.50 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between November 22, 2006 and December 29, 2006. The offer to purchase Units is being made pursuant to an Offer to Purchase (the “Offer to Purchase”) and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2006.
ITEM 1. SUBJECT COMPANY INFORMATION.
     (a) The name of the subject company is Century Properties Fund XIV, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     (b) The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of September 30, 2006, 64,806 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is Fox Capital Management Corporation (the “Managing General Partner”), a California corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     (d) This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $22.50 per Unit, less the amount of any distributions declared or made with respect to the Units between November 22, 2006 and December 29, 2006, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on November 22, 2006. As set forth in the Offer to Purchase, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (d) The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $99,000 and $91,000 for the nine months ended September 30, 2006 and 2005, respectively.
     An affiliate of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $58,000 and $52,000 for the nine months ended September 30, 2006 and 2005, respectively. As of September 30, 2006, approximately $39,000 of these expenses remain unpaid.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No fee was earned during the nine months ended September 30, 2006 and 2005, as there were no distributions from operations.
     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the nine months ended September 30, 2006, an affiliate of the Managing General Partner exceeded this limit and advanced the Partnership approximately $615,000 to pay for capital improvements and operating expenses at Sun River Apartments. Interest on the credit line was charged at the prime rate plus 2% (10.25% at September 30, 2006). Interest expense was approximately $19,000 for the nine months ended September 30, 2006. During the nine months ended September 30, 2006, the Partnership made payments of principal and accrued interest of approximately $32,000 and $1,000, respectively, with cash from operations. At September 30, 2006, the total outstanding advances and accrued interest are approximately $601,000. Since September 30, 2006, an affiliate of the Managing General Partner has advanced the Partnership an additional $75,000 to fund operating expenses.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, an affiliate of the Managing General Partner (“Aimco”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability, and vehicle liability. The Partnership insures its properties above the Aimco limits through insurance policies obtained by Aimco from insurers unaffiliated with the Managing General Partner. During the nine months ended September 30, 2006 and 2005, the Partnership was charged by Aimco and its affiliates approximately $59,000 and $36,000, respectively, for hazard insurance coverage and fees associated with policy claims administration.

     In addition to its indirect ownership of the Managing General Partner’s interests in the Partnership, Aimco and its affiliates owned 45,806.05 Units in the Partnership representing 70.68% of the outstanding Units at September 30, 2006. A number of these Units were acquired pursuant to tender offers made by Aimco or its affiliates. It is possible that Aimco or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of Aimco, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 70.68% of the outstanding Units, Aimco and its affiliates are in a position to control all voting decisions with respect to the Partnership. However, 26,610.05 Units held by an affiliate of the Partnership are subject to a voting restriction by which the affiliate has agreed to vote its 26,610.05 Units (i) against any proposal to increase the Managing General Partner’s compensation as set forth in the Partnership’s limited partnership agreement and (ii) with respect to any proposal made by the Managing General Partner or any of its affiliates, in proportion to votes cast by other unitholders. Except for the foregoing, no other limitations are imposed on any of Aimco’s affiliates’ right to vote each Unit held. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to Aimco as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to Aimco as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     (a) — (c) The information set forth in the Letter to the Unit holders, dated as of December 5, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (b) Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (d) Not applicable.
ITEM 8. ADDITIONAL INFORMATION.

     (b) The information set forth in the Letter to the Unit holders, dated as of December 5, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated December 5, 2006.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 5, 2006

Century Properties Fund XIV
By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President